UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

October 29, 2025

Date of Report (Date of earliest event reported)

CRITEO S.A.

(Exact name of registrant as specified in its charter)

France	001-36153	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

32 Rue Blanche	Paris	France	75009
(Address of principal executive offices)			(Zip Code)

+33 17 585 0939

Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.025 per share	CRTO	Nasdaq Global Select Market

Ordinary Shares, nominal value €0.025 per share*		Nasdaq Global Select Market

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 2.02	Results of Operations and Financial Condition.

On October 29, 2025, the Company issued a press release and will hold a conference call regarding its financial results for the quarter ended September 30, 2025. A copy of the press release is furnished as Exhibit 99.1 to this report.

The information furnished with this Item 2.02, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

The Company is making reference to non-GAAP financial information in both the press release and the conference call. A reconciliation of these non-GAAP financial measures to the most comparable GAAP financial measures is contained in the attached Exhibit 99.1 press release.

ITEM 7.01	Regulation FD Disclosure.

On October 29, 2025, the Company issued a press release announcing the appointment of Edouard Dinichert as Chief Customer Officer, effective December 1, 2025. A copy of the press release is furnished as Exhibit 99.2 to this report.

The information furnished with this Item 7.01, including Exhibit 99.2, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any other filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

ITEM 8.01	Other Events.

On October 29, 2025, the Company issued a press release announcing its intention to pursue a transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”) and replace its American Depositary Shares structure with ordinary shares to be directly listed on Nasdaq. The Conversion is expected to be completed in the third quarter of 2026, subject to certain closing conditions, including shareholder approval. A copy of the press release is attached as Exhibit 99.3 to this report and is incorporated herein by reference.

ITEM 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Press Release regarding financial results dated October 29, 2025

99.2	Press Release regarding appointment dated October 29, 2025

99.3	Press Release regarding redomiciliation dated October 29, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Criteo S.A.

Date: October 29, 2025	By:	/s/ Sarah Glickman
	Name:	Sarah Glickman
	Title:	Chief Financial Officer

Exhibit 99.1

CRITEO REPORTS STRONG THIRD QUARTER 2025 RESULTS

Raises Full Year 2025 Margin Outlook

Announces Intention to Redomicile to Luxembourg and List Ordinary Shares on Nasdaq

Names Amazon Veteran Edouard Dinichert as Chief Customer Officer

NEW YORK - October 29, 2025 - Criteo S.A. (NASDAQ: CRTO) (“Criteo” or the “Company”), the global platform connecting the commerce ecosystem, today announced financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Financial Highlights:

The following table summarizes our consolidated financial results for the three months and nine months ended September 30, 2025:

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2025	2024	YoY Change		2025	2024	YoY Change
	(in millions, except EPS data)
GAAP Results
Revenue	$470	$459	2%		$1,404	$1,380	2%
Gross Profit	$256	$232	11%		$752	$682	10%
Net Income	$40	$6	552%		$103	$43	141%
Gross Profit margin	55%	51%	4	ppt	54%	49%	5 p	pt
Diluted EPS	$0.70	$0.11	536%		$1.75	$0.69	154%
Cash from operating activities	$90	$58	56%		$151	$89	70%
Cash and cash equivalents	$255	$209	22%		$255	$209	22%
Non-GAAP Results[1]
Contribution ex-TAC	$288	$266	8%		$845	$787	7%
Adjusted EBITDA	$105	$82	28%		$287	$246	16%
Adjusted diluted EPS	$1.31	$0.96	36%		$3.32	$2.84	17%
Free Cash Flow (FCF)	$67	$39	74%		$76	$35	115%
FCF / Adjusted EBITDA	64%	47%	17	ppt	27%	14%	13	ppt

“Our growth in media spend this quarter reflects steady progress on our strategy with strong execution. Our ability to deliver measurable outcomes across channels continues to differentiate Criteo and build momentum,” said Michael Komasinski, Chief Executive Officer of Criteo. “We are advancing rapidly in innovation, leveraging our deep commerce data and AI to position Criteo at the forefront of agentic AI and deliver sustainable shareholder value.”

Operating Highlights

•	Criteo’s media spend[2] was $4.3 billion in the last 12 months and $1.0 billion in Q3 2025, up 4% year-over-year at constant currency[3].

•	Retail Media Contribution ex-TAC grew 11% year-over-year at constant currency[3].

•	We expanded adoption across more than 4,100 brands and grew our retail network with new partners, including DoorDash, Sephora, The Fragrance Shop, Zepto, Migros, Interdiscount, and Massmart.

•	Criteo was named Google’s first onsite Retail Media partner, enabling advertisers to scale campaigns across Criteo’s network of retailers directly via Google Search Ads 360.

•	Performance Media Contribution ex-TAC was up 5% year-over-year at constant currency[3].

•	We deployed $115 million of capital for share repurchases in the first nine months of 2025.

•	We appointed Amazon veteran Edouard Dinichert as Chief Customer Officer.

[1]	Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted diluted EPS and Free Cash Flow are not measures calculated in accordance with U.S. GAAP.
[2]	Media spend is defined as the media spend activated on behalf of our Retail Media clients and our Performance Media clients.
[3]

Constant currency measures exclude the impact of foreign currency fluctuations and is computed by applying the prior year monthly exchange rates to transactions denominated in settlement or billing currencies other than the U.S. dollar.

Financial Summary

Revenue for Q3 2025 was $470 million, gross profit was $256 million and Contribution ex-TAC was $288 million. Net income for Q3 2025 was $40 million, representing $0.70 per share on a diluted basis. Adjusted EBITDA for Q3 2025 was $105 million, resulting in an adjusted diluted EPS of $1.31. As reported, revenue for Q3 increased 2%, gross profit increased 11% and Contribution ex-TAC increased 8%. At constant currency, revenue for Q3 2025 was flat and Contribution ex-TAC increased 6%. Cash flow from operating activities was $90 million in Q3 2025 and Free Cash Flow was $67 million in Q3 2025. As of September 30, 2025, we had $296 million in cash and marketable securities on our balance sheet.

Sarah Glickman, Chief Financial Officer, said, “We delivered strong top-line growth and Adjusted EBITDA margin, with robust Free Cash Flow, demonstrating the power of our operating model. We are balancing disciplined operational execution with smart investments in AI innovation to drive shareholder value.”

Third Quarter 2025 Results

Revenue, Gross Profit and Contribution ex-TAC

Revenue increased 2% year-over-year in Q3 2025, or was flat at constant currency, to $470 million (Q3 2024: $459 million). Gross profit increased 11% year-over-year in Q3 2025 to $256 million (Q3 2024: $232 million). Gross profit as a percentage of revenue, or gross profit margin, was 55% (Q3 2024: 51%). Contribution ex-TAC in the third quarter increased 8% year-over-year, or increased 6% at constant currency, to $288 million (Q3 2024: $266 million).

•

Retail Media revenue increased 10%, or 10% at constant currency, and Retail Media Contribution ex-TAC increased 11%, or 11% at constant currency, driven by continued strength in Retail Media onsite, new client integrations and growing network effects of the platform.

•

Performance Media revenue increased 1%, or decreased (1)% at constant currency, and Performance Media Contribution ex-TAC increased 7%, or 5% at constant currency, driven by the traction of our suite of commerce solutions helping advertisers drive measurable performance across the entire buyer journey, partially offset by lower AdTech services.

Net Income and Adjusted Net Income

Net income increased to $40 million in Q3 2025 (Q3 2024: net income: $6 million). Net income allocated to shareholders of Criteo was $38 million, or $0.70 per share on a diluted basis (Q3 2024: net income allocated to shareholders of $6 million, or $0.11 per share on a diluted basis).

Adjusted net income, a non-GAAP financial measure, increased to $70 million, or $1.31 per share on a diluted basis (Q3 2024: $56 million, or $0.96 per share on a diluted basis).

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA was $105 million, representing an increase of 28% year-over-year (Q3 2024: $82 million), driven by higher Contribution ex-TAC over the period and effective cost management. Adjusted EBITDA as a percentage of Contribution ex-TAC, or Adjusted EBITDA margin, was 36% (Q3 2024: 31%).

Operating expenses decreased (8)% year-over-year to $205 million (Q3 2024: $222 million), with rigor on resource allocation and lower equity award compensation expense partially offset by planned growth investments. Non-GAAP operating expenses were flat year-over-year to $158 million (Q3 2024: $158 million).

Cash Flow, Cash and Financial Liquidity Position

Cash flow from operating activities was $90 million in Q3 2025 (Q3 2024: $58 million).

Free Cash Flow increased to $67 million in Q3 2025: (Q3 2024: $39 million). On a trailing 12-month basis, Free Cash Flow was $222 million.

Cash and cash equivalents, and marketable securities, were $296 million, a $(36) million decrease compared to December 31, 2024, after spending $115 million on share repurchases in the nine months ended September 30, 2025.

As of September 30, 2025, the Company had total financial liquidity of approximately $811 million, including its cash position, marketable securities, revolving credit facility and treasury shares reserved for M&A.

Redomiciliation to Luxemburg and Direct Listing

The Company also announced its intention to pursue a transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”) and replace its American Depositary Shares (“ADS”) structure with ordinary shares to be directly listed on Nasdaq. The redomiciliation to Luxembourg and the direct listing of Criteo’s ordinary shares on Nasdaq offer significant benefits, including eliminating most of the legal complexities currently applicable to Criteo, enhancing flexibility in capital allocation, and broadening the shareholder base.

The Conversion is expected to be completed in the third quarter of 2026, subject to the prior consultation with Criteo’s works council and certain closing conditions, including shareholder approval. Following the Conversion, Criteo intends to pursue a subsequent transfer of its domicile from Luxembourg to the United States which would enable broader eligibility for major United States stock indices, if the Board determines such action is in the best interests of Criteo and its shareholders.

2025 Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of October 29, 2025.

Fiscal year 2025 guidance:

•	We continue to expect Contribution ex-TAC to grow +3% to +4% at constant currency.

•	We now expect an Adjusted EBITDA margin of approximately 34% of Contribution ex-TAC, compared to our previous guidance of 33% to 34%.

Fourth quarter 2025 guidance:

•	Contribution ex-TAC between $325 million and $331 million, or -5% to -3% year-over-year at constant-currency.

•	Adjusted EBITDA between $113 million and $119 million.

The Company’s fourth quarter 2025 guidance reflects the temporary impact of previously communicated scope changes with two specific Retail Media clients and should not be viewed as a run-rate for 2026.

The above guidance for the fiscal year ending December 31, 2025 assumes the following exchange rates for the main currencies impacting our business: a U.S. dollar-euro rate of 0.886, a U.S. dollar-Japanese Yen rate of 149, a U.S. dollar-British Pound rate of 0.756, a U.S. dollar-Korean Won rate of 1,409 and a U.S. dollar-Brazilian Real rate of 5.81.

The above guidance assumes that no additional acquisitions are completed during the last quarter of 2025.

Reconciliations of Contribution ex-TAC, Adjusted EBITDA and Adjusted EBITDA margin guidance to the closest corresponding U.S. GAAP measures are not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-GAAP measures; in particular, the measures and effects of equity awards compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our share price. The variability of the above charges could potentially have a significant impact on our future U.S. GAAP financial results.

Non-GAAP Financial Measures

This press release and its attachments include the following financial measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (“SEC”): Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Income, Adjusted diluted EPS, Free Cash Flow and Non-GAAP Operating Expenses. These measures are not calculated in accordance with U.S. GAAP.

Contribution ex-TAC is a profitability measure akin to gross profit. It is calculated by deducting traffic acquisition costs from revenue and reconciled to gross profit through the exclusion of other costs of revenue. Contribution ex-TAC is not a measure calculated in accordance with U.S. GAAP. We have included Contribution ex-TAC because it is a key measure used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions. In particular, we believe that this measure can provide useful measures for period-to-period comparisons of our business. Accordingly, we believe that Contribution ex-TAC provides useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Adjusted EBITDA is our consolidated earnings before financial income (expense), income taxes, depreciation and amortization, adjusted to eliminate the impact of equity related compensation, which includes employee equity awards compensation and director fees for share purchases, pension service costs, certain acquisition costs, certain restructuring, integration and transformation costs, and other nonrecurring or noncash items impacting net income that we do not consider indicative of our ongoing business performance. Adjusted EBITDA and Adjusted EBITDA margin are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that Adjusted EBITDA and Adjusted EBITDA margin can provide useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted EBITDA and Adjusted EBITDA margin provide useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Adjusted Net Income is our net income adjusted to eliminate the impact of equity related compensation, which includes employee equity awards compensation and director fees for share purchases, amortization of acquisition-related assets, certain restructuring, integration and transformation costs, certain acquisition costs, other nonrecurring or noncash items impacting net income that we do not consider indicative of our ongoing business performance, and the tax impact of these adjustments. Adjusted Net Income and Adjusted diluted EPS are key measures used by our management and board of directors to evaluate operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that Adjusted Net Income and Adjusted diluted EPS can provide useful measures for period-to-period comparisons of our business. Accordingly, we believe that Adjusted Net Income and Adjusted diluted EPS provide useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Free Cash Flow is defined as cash flow from operating activities less acquisition of intangible assets, property, plant and equipment and change in accounts payable related to intangible assets, property and equipment. Free Cash Flow Conversion is defined as free cash flow divided by Adjusted EBITDA. Free Cash Flow and Free Cash Flow Conversion are key measures used by our management and board of directors to evaluate the Company’s ability to generate cash. Accordingly, we believe that Free Cash Flow and Free Cash Flow Conversion permit a more complete and comprehensive analysis of our available cash flows.

Non-GAAP Operating Expenses are our consolidated operating expenses adjusted to eliminate depreciation and amortization, equity related compensation, which includes employee equity awards compensation and director fees for share purchases, pension service costs, certain restructuring, integration and transformation costs, certain acquisition costs, and other nonrecurring or noncash items. The Company uses Non-GAAP Operating Expenses to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, for short-term and long-term operational plans, and to assess and measure our financial performance and the ability of our operations to generate cash. We believe Non-GAAP Operating Expenses reflects our ongoing operating expenses in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business. As a result, we believe that Non-GAAP Operating Expenses provides useful information to investors in understanding and evaluating our core operating performance and trends in the same manner as our management and in comparing financial results across periods. In addition, Non-GAAP Operating Expenses is a key component in calculating Adjusted EBITDA, which is one of the key measures the Company uses to provide its quarterly and annual business outlook to the investment community.

Please refer to the supplemental financial tables provided in the appendix of this press release for a reconciliation of Contribution ex-TAC to gross profit, Adjusted EBITDA to net income, Adjusted Net Income to net income, Free Cash Flow to cash flow from operating activities, and Non-GAAP Operating Expenses to operating expenses, in each case, the most comparable U.S. GAAP measure. Our use of non-GAAP financial measures has limitations as an analytical tool, and you should not consider such non-GAAP measures in isolation or as a substitute for analysis of our financial results as reported under U.S. GAAP. Some of these limitations are: 1) other companies, including companies in our industry which have similar business arrangements, may address the impact of TAC differently; and 2) other companies may report Contribution ex-TAC, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Non-GAAP Operating Expenses or similarly titled measures but calculate them differently or over different regions, which reduces their usefulness as comparative measures. Because of these and other limitations, you should consider these measures alongside our U.S. GAAP financial results, including revenue and net income.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements, including projected financial results for the quarter ending December 31, 2025 and the year ending December 31, 2025, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of acquisitions or strategic transactions, including the Conversion, materialize as expected; uncertainty regarding international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions (such as changes in or new tariffs); the impact of competition or client in-housing; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; client flexibility to increase or decrease spend; our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, and the financial impact of maximizing Contribution ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure to obtain the required shareholder vote to adopt the proposals needed to complete the Conversion; failure to satisfy any of the other conditions to the Conversion, including the condition that the option to withdraw shares for cash in connection with the Conversion is not exercised above a certain threshold; the Conversion not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the Conversion; failure to list our shares on Nasdaq following the Conversion or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the Conversion; the disruption of current plans and operations by the Conversion; the disruption to the Company’s relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo following the Conversion, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the Conversion; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program in connection with the Conversion; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the Conversion by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the Conversion, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason; costs or taxes related to the Conversion; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2025, and in subsequent Quarterly Reports on Form 10-Q, the Registration Statement on Form S-4 expected to be filed in connection with the Conversion, as well as future filings and reports by the Company. Importantly, at this time, macro-economic conditions including inflation and fluctuating interest rates in the U.S. have impacted and may continue to impact Criteo’s business, financial condition, cash flow and results of operations. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this release.

Except as required by law, the Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Additional Information and Where to Find It

In connection with the Conversion, Criteo intends to file a Registration Statement on Form S-4 with the SEC that will include a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the Conversion and will also constitute a preliminary prospectus. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the Conversion and the other proposals relating to the Conversion set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the Conversion. This release is not a substitute for the registration statements, the proxy statement / prospectus (if and when available) or any other document that Criteo may file with the SEC with respect to the Conversion. The definitive proxy statement / prospectus will be mailed to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE CONVERSION.

Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the Conversion, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This release is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Conversion or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the Conversion. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the Conversion to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”

Conference Call Information

Criteo’s senior management team will discuss the Company’s earnings on a call that will take place today, October 29, 2025, at 8:00 AM ET, 1:00 PM CET. The conference call will be webcast live on the Company’s website at https://criteo.investorroom.com/ and will subsequently be available for replay.

•	United States:	+1 800 836 8184
•	International:	+1 646 357 8785
•	France	080-094-5120

Please ask to be joined into the “Criteo” call.

About Criteo

Criteo (NASDAQ: CRTO) is the global platform connecting the commerce ecosystem for brands, agencies, retailers, and media owners. Its AI-powered advertising platform has unique access to more than $1 trillion in annual commerce sales—powering connections with shoppers, inspiring discovery, and enabling highly personalized experiences. With thousands of clients and partnerships spanning global retail to digital commerce, Criteo delivers the technology, tools, and insights businesses need to drive performance and growth. For more information, please visit www.criteo.com.

Contacts

Criteo Investor Relations

Melanie Dambre, m.dambre@criteo.com

Criteo Public Relations

Jessica Meyers, j.meyers@criteo.com

Financial information to follow

CRITEO S.A.

Consolidated Statement of Financial Position

(U.S. dollars in thousands, unaudited)

	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	$255,014	$290,693
Trade receivables, net of allowances of $ 23.4 million and $ 28.6 million at September 30, 2025 and December 31, 2024, respectively	568,733	800,859
Income taxes	37,823	1,550
Other taxes	63,045	53,883
Other current assets	57,299	50,887
Marketable securities - current portion	23,746	26,242

Total current assets	1,005,660	1,224,114

Property and equipment, net	129,133	107,222
Intangible assets, net	157,219	158,384
Goodwill	535,245	515,188
Right of Use Asset - operating lease	106,675	99,468
Marketable securities - noncurrent portion	17,612	15,584
Noncurrent financial assets	5,169	4,332
Other noncurrent assets	46,429	61,151
Deferred tax assets	59,144	81,006

Total noncurrent assets	1,056,626	1,042,335

Total assets	$2,062,286	$2,266,449

Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$530,568	$802,524
Contingencies - current portion	11,190	1,882
Income taxes	8,075	34,863
Financial liabilities - current portion	9,222	3,325
Lease liability - operating - current portion	27,133	25,812
Other taxes	18,748	19,148
Employee - related payables	94,632	109,227
Other current liabilities	55,540	49,819

Total current liabilities	755,108	1,046,600

Deferred tax liabilities	4,552	4,067
Defined benefit plans	5,725	4,709
Financial liabilities - noncurrent portion	336	297
Lease liability - operating - noncurrent portion	82,175	77,584
Contingencies - noncurrent portion	22,336	31,939
Other noncurrent liabilities	21,117	20,156

Total noncurrent liabilities	136,241	138,752

Total liabilities	891,349	1,185,352

Shareholders’ equity:
Common shares, €0.025 par value, 57,854,895 and 57,744,839 shares authorized, issued and outstanding at September 30, 2025 and December 31, 2024, respectively.	1,933	1,931
Treasury stock, 5,305,737 and 3,467,417 shares at cost as of September 30, 2025 and December 31, 2024, respectively.	(176,078)	(125,298)
Additional paid-in capital	709,221	709,580
Accumulated other comprehensive loss	(65,521)	(108,768)
Retained earnings	661,496	571,744

Equity attributable to the shareholders of Criteo S.A.	1,131,051	1,049,189

Noncontrolling interests	39,886	31,908

Total equity	1,170,937	1,081,097

Total equity and liabilities	$2,062,286	$2,266,449

CRITEO S.A.

Consolidated Statement of Operations

(U.S. dollars in thousands, except share and per share data, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Revenue	$469,660	$458,892	$1,403,765	$1,380,254
Cost of revenue
Traffic acquisition cost	181,526	192,789	559,190	593,170
Other cost of revenue	31,651	34,171	92,598	105,084

Gross profit	256,483	231,932	751,977	682,000

Operating expenses:
Research and development expenses	67,678	85,285	208,037	211,782
Sales and operations expenses	86,995	90,823	284,099	278,734
General and administrative expenses	50,181	46,222	129,590	134,590

Total operating expenses	204,854	222,330	621,726	625,106

Income from operations	51,629	9,602	130,251	56,894

Financial and other income (expense)	(21)	(8)	480	889

Income before taxes	51,608	9,594	130,731	57,783

Provision for income taxes	11,531	3,450	27,723	15,014

Net income	$40,077	$6,144	$103,008	$42,769

Net income available to shareholders of Criteo S.A.	$37,782	$6,245	$96,960	$40,476

Net income (loss) available to noncontrolling interests	$2,295	$(101)	$6,048	$2,293

Weighted average shares outstanding used in computing per share amounts:
Basic	52,565,601	54,695,112	53,170,066	54,840,650
Diluted	53,760,200	58,430,133	55,356,346	58,909,952
Net income allocated to shareholders per share:
Basic	$0.72	$0.11	$1.82	$0.74

Diluted	$0.70	$0.11	$1.75	$0.69

CRITEO S.A.

Consolidated Statement of Cash Flows

(U.S. dollars in thousands, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Cash flows from operating activities

Net income	$40,077	$6,144	$103,008	$42,769

Noncash and nonoperating items	42,751	53,439	113,619	136,013

- Amortization and provisions	36,634	20,810	97,119	67,134
- Equity awards compensation expense	14,843	34,215	52,037	82,193
- Net (gain) or loss on disposal of noncurrent assets	(100)	350	(59)	924
- Change in uncertain tax positions	710	7	421	1,764
- Net change in fair value of earn-out	—	15	—	3,202
- Change in deferred taxes	10,952	(24,459)	23,387	(16,370)
- Change in income taxes	(20,294)	19,099	(64,489)	(9,321)
- Other	6	3,402	5,203	6,487

Changes in assets and liabilities:	6,772	(2,080)	(66,083)	(90,075)

- Trade receivables	100,347	2,075	261,726	138,595
- Trade payables	(96,472)	(17,653)	(299,713)	(210,863)
- Other current assets	(7,123)	(4,482)	5,325	(739)
- Other current liabilities	11,038	17,997	(31,890)	(14,239)
- Change in operating lease liabilities and right of use assets	(1,018)	(17)	(1,531)	(2,829)

Net cash provided by operating activities	89,600	57,503	150,544	88,707

Cash flows from investing activities
Acquisition of intangible assets, property and equipment	(22,968)	(18,880)	(75,310)	(53,953)
Disposal of intangibles assets, property and equipment	710	(19)	1,079	711
Payment for business, net of cash acquired	—	—	—	(527)
Purchases of marketable securities	(5,781)	(4,915)	(23,179)	(5,738)
Maturities and sales of marketable securities	641	5	28,287	541

Net cash used in investing activities	(27,398)	(23,809)	(69,123)	(58,966)

Cash flows from financing activities
Proceeds from exercise of stock options	—	3,226	1,897	4,433
Repurchase of treasury stocks	(10,948)	(54,997)	(115,444)	(157,492)
Change in other financing activities	(290)	(486)	(834)	(1,296)

Net cash used in financing activities	(11,238)	(52,257)	(114,381)	(154,355)

Effect of exchange rates changes on cash and cash equivalents	(1,653)	10,855	(2,648)	(2,737)

Net decrease in cash and cash equivalents and restricted cash	49,311	(7,708)	(35,608)	(127,351)

Net cash and cash equivalents and restricted cash at the beginning of the period	206,024	291,698	290,943	411,341

Net cash and cash equivalents and restricted cash at the end of the period	$255,335	$283,990	$255,335	$283,990

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for taxes, net of refunds	$(20,163)	$(11,528)	$(68,404)	$(36,099)
Cash paid for interest	$(381)	$(379)	$(969)	$(1,032)
Noncash investing and financing activities
Intangible assets, property and equipment acquired through payables	$10,552	$5,799	$10,552	$5,799

CRITEO S.A.

Reconciliation of Cash from Operating Activities to Free Cash Flow

(U.S. dollars in thousands, unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
CASH FROM OPERATING ACTIVITIES	$89,600	$57,503	$150,544	$88,707

Acquisition of intangible assets, property and equipment	(22,968)	(18,880)	(75,310)	(53,953)
Disposal of intangible assets, property and equipment	710	(19)	1,079	711

FREE CASH FLOW (1)	$67,342	$38,604	$76,313	$35,465

(1)	Free Cash Flow is defined as cash flow from operating activities less acquisition and disposition of intangible assets, property and equipment.

CRITEO S.A.

Reconciliation of Contribution ex-TAC to Gross Profit

(U.S. dollars in thousands, unaudited)

	Three Months Ended		Nine Months Ended

	September 30,		September 30,
	2025	2024	2025	2024
Gross Profit	256,483	231,932	751,977	682,000
Other Cost of Revenue	31,651	34,171	92,598	105,084

Contribution ex-TAC (1)	$288,134	$266,103	$844,575	$787,084

(1)	Refer to the “Non-GAAP Financial Measures” section for the definition of this Non-GAAP metric.

CRITEO S.A.

Segment Information

(U.S. dollars in thousands, unaudited)

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
Segment	2025	2024	YoY Change	YoY Change at Constant Currency (2)	2025	2024	YoY Change	YoY Change at Constant Currency (2)
Revenue
Retail Media	$67,114	$60,765	10%	10%	$187,525	$166,414	13%	13%
Performance Media	402,546	398,127	1%	(1)%	1,216,240	1,213,840	—%	(1)%

Total	469,660	458,892	2%	—%	1,403,765	1,380,254	2%	1%

Contribution ex-TAC
Retail Media	66,265	59,583	11%	11%	185,064	163,618	13%	13%
Performance Media	221,869	206,520	7%	5%	659,511	623,466	6%	5%

Total (1)	$288,134	$266,103	8%	6%	$844,575	$787,084	7%	7%

(1)	Refer to the Non-GAAP Financial Measures section of this filing for the definition of the Non-GAAP metric.
(2)

Constant currency measures exclude the impact of foreign currency fluctuations and are computed by applying the prior year monthly exchange rates to transactions denominated in settlement or billing currencies other than the US dollar.

CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(U.S. dollars in thousands, unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2025	2024	YoY Change	2025	2024	YoY Change
Net income	$40,077	$6,144	552%	$103,008	$42,769	141%

Adjustments:
Financial (income) expense	21	8	163%	(131)	(889)	85%
Provision for income taxes	11,531	3,450	234%	27,723	15,014	85%
Equity related compensation	15,071	34,863	(57)%	52,494	84,032	(38)%
Pension service costs	205	174	18%	583	518	13%
Depreciation and amortization expense (2)	29,771	25,684	16%	91,228	75,679	21%
Acquisition-related costs	—	1,961	(100)%	—	1,961	(100)%
Restructuring, integration and transformation costs	6,904	9,717	(29)%	9,331	27,026	(65)%
Other noncash or nonrecurring events (2) (3)	1,500	—	NM	2,372	—	NM

Total net adjustments	65,003	75,857	(14)%	183,600	203,341	(10)%

Adjusted EBITDA (1)	$105,080	$82,001	28%	$286,608	$246,110	16%

(1)	Refer to the “Non-GAAP Financial Measures” section for the definition of this Non-GAAP metric.
(2)

During the second quarter of 2025, the Company recorded accelerated amortization of $7.9 million, included in depreciation and amortization expense, and a nonrecurring impairment charge of approximately $0.9 million, recorded in other noncash or nonrecurring events, related to internally developed intangible assets, triggered by Alphabet Inc.’s decision not to proceed with the deprecation of third-party cookies in its Chrome browser.

(3)

During the third quarter of 2025, the Company agreed to settle with the plaintiffs a legal matter for $7.0 million, subject to court approval, with one of the co-defendants agreeing to indemnify the Company for $5.5 million. Based on these agreements, the Company recorded a net probable loss of $1.5 million as of September 30, 2025.

CRITEO S.A.

Reconciliation from Non-GAAP Operating Expenses to Operating Expenses under GAAP

(U.S. dollars in thousands, unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2025	2024	YoY Change	2025	2024	YoY Change
Research and Development expenses	$67,678	$85,285	(21)%	$208,037	$211,782	(2)%
Equity related compensation	5,868	21,261	(72)%	15,600	44,915	(65)%
Depreciation and Amortization expense (2)	19,045	13,593	40%	61,457	38,196	61%
Pension service costs	112	92	22%	322	273	18%
Restructuring, integration and transformation costs	399	5,454	(93)%	488	8,164	(94)%
Other noncash or nonrecurring events	—	—	NM	872	—	NM

Non-GAAP - Research and Development expenses	42,254	44,885	(6)%	129,298	120,234	8%

Sales and Operations expenses	86,995	90,823	(4)%	284,099	278,734	2%
Equity related compensation	1,415	5,032	(72)%	14,190	16,093	(12)%
Depreciation and Amortization expense	3,598	3,279	10%	10,511	9,649	9%
Pension service costs	28	26	8%	76	78	(3)%
Restructuring, integration and transformation costs	35	856	(96)%	89	5,493	(98)%

Non-GAAP - Sales and Operations expenses	81,919	81,630	—%	259,233	247,421	5%

General and Administrative expenses	50,181	46,222	9%	129,590	134,590	(4)%
Equity related compensation	7,788	8,570	(9)%	22,704	23,024	(1)%
Depreciation and Amortization expense	381	437	(13)%	1,064	1,325	(20)%
Pension service costs	65	56	16%	185	167	11%
Acquisition-related costs	—	1,961	(100)%	—	1,961	(100)%
Restructuring, integration and transformation costs	6,470	3,407	90%	8,754	13,369	(35)%
Other noncash or nonrecurring events (3)	1,500	—	NM	1,500	—	NM

Non-GAAP - General and Administrative expenses	33,977	31,791	7%	95,383	94,744	1%

Total Operating expenses	204,854	222,330	(8)%	621,726	625,106	(1)%
Equity related compensation	15,071	34,863	(57)%	52,494	84,032	(38)%
Depreciation and Amortization expense	23,024	17,309	33%	73,032	49,170	49%
Pension service costs	205	174	18%	583	518	13%
Acquisition-related costs	—	1,961	(100)%	—	1,961	(100)%
Restructuring, integration and transformation costs	6,904	9,717	(29)%	9,331	27,026	(65)%
Other noncash or nonrecurring events (2) (3)	1,500	—	NM	2,372	—	NM

Total Non-GAAP Operating expenses (1)	158,150	$158,306	—%	483,914	462,399	5%

(1)	Refer to the “Non-GAAP Financial Measures” section for the definition of this Non-GAAP metric.
(2)

During the second quarter of 2025, the Company recorded accelerated amortization of $7.9 million, included in depreciation and amortization expense, and a nonrecurring impairment charge of approximately $0.9 million, recorded in other noncash or nonrecurring events, related to internally developed intangible assets, triggered by Alphabet Inc.’s decision not to proceed with the deprecation of third-party cookies in its Chrome browser.

(3)

During the third quarter of 2025, the Company agreed to settle with the plaintiffs a legal matter for $7.0 million, subject to court approval, with one of the co-defendants agreeing to indemnify the Company for $5.5 million. Based on these agreements, the Company recorded a net probable loss of $1.5 million as of September 30, 2025.

CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income (Loss)

(U.S. dollars in thousands except share and per share data, unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2025	2024	YoY Change	2025	2024	YoY Change
Net income	$40,077	$6,144	552%	$103,008	$42,769	141%
Adjustments:
Equity related compensation	15,071	34,863	(57)%	52,494	84,032	(38)%
Amortization of acquisition-related intangible assets	9,896	8,995	10%	28,531	26,287	9%
Acquisition related costs	—	1,961	(100)%	—	1,961	(100)%
Restructuring, integration and transformation costs	6,904	9,717	(29)%	9,331	27,026	(65)%
Other noncash or nonrecurring events (2) (3)	1,500	—	NM	2,372	—	NM
Tax impact of the above adjustments (4)	(3,144)	(5,862)	46%	(11,813)	(15,048)	21%

Total net adjustments	30,227	49,674	(39)%	80,915	124,258	(35)%

Adjusted net income (1)	$70,304	$55,818	26%	$183,923	$167,027	10%

Weighted average shares outstanding
- Basic	52,565,601	54,695,112		53,170,066	54,840,650
- Diluted	53,760,200	58,430,133		55,356,346	58,909,952
Adjusted net income per share
- Basic	$1.34	$1.02	31%	$3.46	$3.05	13%

- Diluted	$1.31	$0.96	36%	$3.32	$2.84	17%

(1)	Refer to the “Non-GAAP Financial Measures” section for the definition of this Non-GAAP metric.
(2)

During the second quarter of 2025, the Company recorded a nonrecurring impairment charge of approximately $0.9 million related to internally developed intangible assets, triggered by Alphabet Inc.’s decision not to proceed with the deprecation of third-party cookies in its Chrome browser.

(3)

During the third quarter of 2025, the Company agreed to settle with the plaintiffs a legal matter for $7.0 million, subject to court approval, with one of the co-defendants agreeing to indemnify the Company for $5.5 million. Based on these agreements, the Company recorded a net probable loss of $1.5 million as of September 30, 2025.

(4)

We consider the nature of the adjustment to determine its tax treatment in the various tax jurisdictions we operate in. The tax impact is calculated by applying the actual tax rate for the entity and period to which the adjustment relates.

CRITEO S.A.

Constant Currency Reconciliation(1)

(U.S. dollars in thousands, unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2025	2024	YoY Change	2025	2024	YoY Change
Gross Profit as reported	$256,483	$231,932	11%	$751,977	$682,000	10%

Other cost of revenue as reported	31,651	34,171	(7)%	92,598	105,084	(12)%

Contribution ex-TAC as reported(2)	288,134	266,103	8%	844,575	787,084	7%
Conversion impact U.S. dollar/other currencies	(5,857)	—		(5,798)	—

Contribution ex-TAC at constant currency	282,277	266,103	6%	838,777	787,084	7%
Traffic acquisition costs as reported	181,526	192,789	(6)%	559,190	593,170	(6)%
Conversion impact U.S. dollar/other currencies	(3,288)	—		(2,711)	—

Traffic acquisition costs at constant currency	178,238	192,789	(8)%	556,479	593,170	(6)%

Revenue as reported	469,660	458,892	2%	1,403,765	1,380,254	2%
Conversion impact U.S. dollar/other currencies	(9,145)	—		(8,509)	—

Revenue at constant currency	$460,515	$458,892	—%	$1,395,256	$1,380,254	1%

(1)

Constant currency measures exclude the impact of foreign currency fluctuations and are computed by applying the prior year monthly exchange rates to transactions denominated in settlement or billing currencies other than the US dollar.

(2)	Refer to the “Non-GAAP Financial Measures” section for the definition of this Non-GAAP metric.

CRITEO S.A.

Information on Share Count

(unaudited)

	Nine Months Ended
	2025	2024
Shares outstanding as at January 1,	54,277,422	55,765,091
Weighted average number of shares issued during the period	(1,107,356)	(924,441)

Basic number of shares - Basic EPS basis	53,170,066	54,840,650

Dilutive effect of share-based awards - Treasury method	2,186,280	4,069,302

Diluted number of shares - Diluted EPS basis	55,356,346	58,909,952

Shares issued as at September 30, before Treasury stocks	57,854,895	59,180,216

Treasury stocks as of September 30,	(5,305,737)	(4,399,179)

Shares outstanding as of September 30, after Treasury stocks	52,549,158	54,781,037

Total dilutive effect of share-based awards	5,818,575	7,238,687

Fully diluted shares as at September 30,	58,367,733	62,019,724

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(U.S. dollars in thousands except where stated, unaudited)

	YoY Change		QoQ Change		Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Clients	(1)%		(1)%		16,977	17,142	17,084	17,269	17,162	17,744	17,767	18,197	18,423
Revenue	2%		(3)%		469,660	482,671	451,434	553,035	458,892	471,307	450,055	566,302	469,193
Americas	(2)%		1%		201,978	199,797	192,908	274,620	206,816	212,374	198,365	280,597	219,667
EMEA	8%		(6)%		174,335	185,955	164,861	183,372	161,745	168,496	162,842	189,291	158,756
APAC	3%		(4)%		93,347	96,919	93,665	95,043	90,331	90,437	88,848	96,414	90,770
Revenue	2%		(3)%		469,660	482,671	451,434	553,035	458,892	471,307	450,055	566,302	469,193
Retail Media	10%		10%		67,114	60,913	59,498	91,889	60,765	54,777	50,872	76,583	49,813
Performance Media	1%		(5)%		402,546	421,758	391,936	461,146	398,127	416,530	399,183	489,719	419,380
TAC	(6)%		(5)%		181,526	190,602	187,062	218,636	192,789	204,214	196,167	249,926	223,798
Retail Media	(28)%		(6)%		849	904	708	1,661	1,182	911	703	2,429	1,377
Performance Media	(6)%		(5)%		180,677	189,698	186,354	216,975	191,607	203,303	195,464	247,497	222,421
Contribution ex-TAC (1)	8%		(1)%		288,134	292,069	264,372	334,399	266,103	267,093	253,888	316,376	245,395
Retail Media	11%		10%		66,265	60,009	58,790	90,228	59,583	53,866	50,169	74,154	48,436
Performance Media	7%		(4)%		221,869	232,060	205,582	244,171	206,520	213,227	203,719	242,222	196,959
Cash flow from (used for) operating activities	56%		NM		89,600	(1,397)	62,341	169,454	57,503	17,187	14,017	161,340	19,614
Capital expenditures	18%		(36)%		22,258	34,882	17,091	23,394	18,899	21,119	13,224	19,724	15,849
Net cash position	(10)%		24%		255,335	206,024	286,171	290,943	283,990	291,698	341,862	411,257	269,857
Headcount	4%		1%		3,650	3,621	3,533	3,507	3,504	3,498	3,559	3,563	3,487
Days Sales Outstanding (days - end of month) (2)	(1	) days	(1	) days	64	65	68	62	65	64	66	58	61

(1)	Refer to the “Non-GAAP Financial Measures” section for the definition of this Non-GAAP metric.
(2)

From September 2023, we have amended the calculation of Days Sales Outstanding to consider the Iponweb acquisition. Days Sales Outstanding excluding Iponweb would have been 71 days for the same period.

Exhibit 99.2

Criteo Names Amazon Veteran Edouard Dinichert as Chief Customer Officer

Dinichert joins Criteo’s leadership team to lead global sales for Performance Media and oversee global business operations

NEW YORK, October 29, 2025 – Criteo (NASDAQ: CRTO), the global platform connecting the commerce ecosystem, today announced the appointment of Edouard Dinichert as Chief Customer Officer, effective December 1, 2025. In this role based in New York City, Dinichert will report directly to Chief Executive Officer Michael Komasinski and will lead global sales and operations for Criteo’s Performance Media business. He will focus on accelerating growth and strengthening commercial excellence, while ensuring that client success remains central to Criteo’s approach. His appointment underscores the Company’s continued commitment to advancing client success and driving performance-led innovation globally.

“Criteo has spent two decades delivering measurable performance, and in doing so, has become a unifying force for advertising and commerce,” said Dinichert. “With its global reach and innovation in AI and data insights, the company is uniquely positioned to connect every part of the commerce journey. I’m thrilled to join the team and help drive Criteo’s next wave of growth with our clients and partners.”

Dinichert brings more than 20 years of industry experience leading global revenue organizations that bridge creativity, data, and performance. He most recently served as Chief Revenue Officer at TripleLift and was one of the three executives who led the Office of the CEO from July 2024 to January 2025. At TripleLift, he scaled the company’s creative supply-side platform (SSP) offerings across retail media, CTV, and data-driven curation.

Earlier, he spent over a decade at Amazon, where he launched and led Amazon Advertising in France and then built its global Ad Tech Sales & Services organization, encompassing Amazon DSP, Amazon Ad Server (formerly Sizmek), and Amazon Marketing Cloud adoption and growth. Working closely with AWS and cross-functional teams, he advanced privacy-aware solutions that connected CRM, media, and analytics, while fostering API-first innovation with agencies and partners.

“As we continue to expand the reach and impact of performance media globally, Edouard’s leadership will be instrumental in accelerating customer growth,” said Michael Komasinski, Chief Executive Officer at Criteo. “His deep experience in scaling data-driven organizations and driving commercial excellence will help accelerate our momentum and deliver greater value for our clients and partners worldwide. As a dual French and Swiss national, Edouard also brings a truly cross-market, cross-cultural perspective that reflects Criteo’s European roots and global ambitions.”

About Criteo

Criteo (NASDAQ: CRTO) is the global platform connecting the commerce ecosystem for brands, agencies, retailers, and media owners. Its AI-powered advertising platform has unique access to more than $1 trillion in annual commerce sales—powering connections with shoppers, inspiring discovery, and enabling highly personalized experiences. With thousands of clients and partnerships spanning global retail to digital commerce, Criteo delivers the technology, tools, and insights businesses need to drive performance and growth. For more information, please visit criteo.com.

Forward Looking Statements Disclosure

This press release contains forward-looking statements, including our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: failure related to our technology and our ability to innovate and respond to changes in technology, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, investments in new business opportunities and the timing of these investments, whether the projected benefits of acquisitions or strategic transactions materialize as expected, uncertainty regarding international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions (such as changes in or new tariffs), the impact of competition or client in-housing, uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith, the impact of consumer resistance to the collection and sharing of data, our ability to access data through third parties, failure to enhance our brand cost-effectively, recent growth rates not being indicative of future growth, client flexibility to increase or decrease spend, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of clients, and the financial impact of maximizing Contribution ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Annual Report on Form 10-K filed with the SEC on February 28, 2025, and in subsequent Quarterly Reports on Form 10-Q as well as future filings and reports by the Company. Importantly, at this time, macro-economic conditions including inflation and fluctuating interest rates in the U.S. have impacted and may continue to impact Criteo’s business, financial condition, cash flow and results of operations.

Except as required by law, the Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Exhibit 99.3

Criteo Announces Intention to Redomicile to Luxembourg and List Ordinary Shares on Nasdaq

Move expected to simplify corporate structure and increase capital management flexibility while remaining anchored in the French Technology ecosystem

Direct listing to replace current ADS structure, enabling potential inclusion in U.S. stock indices

NEW YORK – October 29, 2025 – Criteo S.A. (NASDAQ: CRTO) (“Criteo” or the “Company”), the global platform connecting the commerce ecosystem, today announced its intention to pursue a transfer of its legal domicile from France to Luxembourg via a cross-border conversion (the “Conversion”) and replace its American Depositary Shares (“ADSs”) structure with ordinary shares to be directly listed on Nasdaq. The Conversion is expected to be completed in the third quarter of 2026.

Criteo remains deeply committed to its teams, offices and investments in France, where it continues to play a leading role in the French technology and AI innovation ecosystem.

Frederik van der Kooi, Chairperson of the Board, said “The Board views these actions as an important strategic step toward unlocking significant and sustainable shareholder value. It is also a natural evolution in Criteo’s journey to fully realize the benefits of our U.S. listing — a strategic move originally made by our founders to support the Company’s long-term growth. Since Criteo became a public company, the U.S. equity market landscape has shifted significantly, and we are confident that, among other benefits, this initiative can reduce the complexities of Criteo’s current structure, increase flexibility for share repurchases, and support potential inclusion in certain U.S. indices. With a Luxembourg domicile, we could potentially pursue a subsequent transfer to the U.S., which would enable broader eligibility for major U.S. stock indices, providing access to the massive pools of passive capital tracking these benchmarks.”

Michael Komasinski, Chief Executive Officer, added “This project, aligned with the perspectives we consistently hear from our shareholders, demonstrates our confidence in the Company’s strategy and growth potential, ensuring we have the optimal structure to maximize shareholder value and strengthen our competitiveness. Importantly, as we continue to position Criteo for long-term global success, we remain deeply anchored in the French technology ecosystem. Our AI Lab and teams in Paris will continue to drive innovation and sustain our leadership in AI-powered commerce around the world.”

The redomiciliation to Luxembourg and the direct listing of Criteo’s ordinary shares on Nasdaq offer significant benefits, including:

•

positioning Criteo for potential inclusion in certain U.S. indices, subject to meeting other eligibility criteria, thereby expanding the Company’s access to passive investment capital, triggering associated benchmarking from actively managed funds and broadening its shareholder base.

•	providing greater capital management flexibility by reducing or eliminating current restrictions related to share repurchases and holdings of treasury shares.

•	eliminating fees and complexities associated with ADSs potentially increasing stock liquidity.

In addition, Luxembourg has a well-established regime of cross-border mergers between Luxembourg and U.S. companies. Following the Conversion, Criteo intends to pursue a subsequent transfer of its domicile from Luxembourg to the United States if the Board determines such action is in the best interests of Criteo and its shareholders.

The Conversion will require prior consultation with Criteo’s works council, and is subject to certain closing conditions, including shareholder approval by a two-thirds majority of the votes cast by shareholders present or represented.

Conference Call Information

Criteo’s senior management team will discuss the Conversion and the Company’s Q3 2025 earnings on a call that will take place today at 8:00 AM ET, 1:00 PM CET. The call will be webcast live on the Criteo website at https://criteo.investorroom.com/ and will subsequently be available for replay.

•	United States:	+1 800 836 8184

•	International:	+1 646 357 8785

•	France	080-094-5120

Please ask to be joined to the “Criteo” call.

Disclaimers

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the transaction; failure to satisfy any of the other conditions to the transaction, including the condition that the option to withdraw shares for cash in connection with the transaction is not exercised above a certain threshold; the transaction not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the transaction; failure to list our shares on Nasdaq following the transaction or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the transaction; the disruption of current plans and operations by the transaction; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo following the transaction, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the transaction; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the transaction by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the transaction, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason; costs or taxes related to the transaction; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of the transaction, acquisitions or other strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Criteo’s filings with the U.S. Securities and Exchange Commissions (the “SEC”) and reports, including Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 expected to be filed in connection with the transaction, as well as future filings and reports by Criteo. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the transaction, Criteo intends to file a Registration Statement on Form S-4 with the SEC that will include a preliminary proxy statement for a special meeting of Criteo’s shareholders to approve the transaction and will also constitute a preliminary prospectus. After the Registration Statement on Form S-4 is declared effective, the definitive proxy statement / prospectus and other relevant documents will be made available to Criteo’s shareholders as of the record date established for voting on the transaction and the other proposals relating to the transaction set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the transaction. This communication is not a substitute for the registration statements, the proxy statement / prospectus (if and when available) or any other document that Criteo may file with the SEC with respect to the transaction. The definitive proxy statement / prospectus will be mailed to Criteo’s shareholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE TRANSACTION.

Shareholders will be able to obtain copies of these materials (if and when they are available) and other documents containing important information about Criteo and the transaction, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the transaction. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the transaction to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”

About Criteo

Criteo (NASDAQ: CRTO) is the global platform connecting the commerce ecosystem for brands, agencies, retailers, and media owners. Its AI-powered advertising platform has unique access to more than $1 trillion in annual commerce sales—powering connections with shoppers, inspiring discovery, and enabling highly personalized experiences. With thousands of clients and partnerships spanning global retail to digital commerce, Criteo delivers the technology, tools, and insights businesses need to drive performance and growth. For more information, please visit www.criteo.com.

Contact:

Investor Relations

Melanie Dambre, m.dambre@criteo.com

Public Relations

Jessica Meyers, j.meyers@criteo.com